Buenos Aires, October 24, 2016

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.:      Relevant Event. Merger.

Dear Sirs:

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”, indistinctively) to inform that on the date hereof, the Board of Directors of the Company, in relation to the merger announced between Pampa, as the surviving company (the “Surviving Company”) and Petrobras Argentina S.A. (“Petrobras”) as the merged company, resolved to incorporate two companies that are 100% controlled, either directly or indirectly, by Petrobras as merged companies as well. Those companies are Petrobras Energia Internacional S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares” and, together with PEISA and Petrobras, the “Merged Companies”). The merger of said companies will bring important benefits for the Company and the whole corporate group to which it belongs because it will allow for more resources efficiencies and take advantage of the scale and expertise provided by Pampa as the Surviving Company.

Moreover, it is informed that the Surviving Company and the Merged Companies are working on a Special Merger Financial Statement and a Consolidated Special Merger Financial Statement as of October 31, 2016. Consequently, the Board of Directors resolved that the abovementioned merger will be effective as of November 1st, 2016; subject to all necessary corporate approvals, both from the Board of Directors and the Shareholders Meeting as well as the registration of the merger and the dissolution without liquidating of the Merged Companies before the Public Registry.

Best regards,

María Agustina Montes

Responsible of Market Relations